M. ALI PANJWANI

Partner

Direct Tel: 212-326-0820

Fax: 212-326-0806

ali.panjwani@pryorcashman.com

July 22, 2024

Via Edgar

Uwem Bassey

Jan Woo

Dave Edgar

Chris Dietz

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	zSpace, Inc.
Registration Statement on Form S-1
Submitted June 24, 2024
CIK No. 0001637147
File No. 333-280427

Ladies and Gentlemen:

On behalf of our client, zSpace, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we hereby submit in electronic form the accompanying Registration Statement on Form S-1 of the Company (the “Form S-1”), marked to indicate changes from the Registration Statement on Form S-1 that was filed with the Securities and Exchange Commission (the “Commission”) on June 24, 2024.

The Form S-1 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter dated July 5, 2024 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Form S-1. For your convenience, references in the responses to page numbers are to the marked version of the Form S-1 and to the prospectus included therein.

The Company has asked us to convey the following responses to the Staff:

Registration Statement on Form S-1 filed June 24, 2024

Summary Financial Date, page 13

1.	We note your revised disclosures in response to prior comment 2. As previously requested, please revise pro forma net loss per common share to reflect the conversion of preferred stock and convertible notes into common shares in connection with the IPO. Further, revise footnote (1) to indicate that net loss per common share reflects the amounts converted from debt into common shares as opposed to convertible preferred stock.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 14-15 of the Form S-1.

Securities and Exchange Commission

July 22, 2024

2.	Revise to remove the Pro Forma and Pro forma as Adjusted balance sheet information as of December 31, 2023. In this regard, pro forma balance sheet information should only be provided for the most recent balance sheet included in the filing. Refer to Article 11-02(c)(1) of Regulation S-X.

Response:	In response to the Staff’s comment, the Company has revised to include only the Pro Forma and Pro Forma as Adjusted balance sheet information as of March 31, 2024 on pages 15, 53-54 on the Form S-1/A.

3.	We note your adjustments here and on page 51 giving effect to the stock-based compensation expense associated with stock options for which the service-based vesting condition was satisfied or partially satisfied as of March 31, 2024. Please explain what this represents and why a pro forma adjustment has been included. In this regard, only stock options that vest at the time of the IPO would be adjusted in the pro forma information. Please advise or revise here and in the Capitalization table.

Response:	In response to the Staff’s comment, the Company advises the Staff that the accounting for the hybrid performance and service based conditioned stock options did not create stock-based compensation expense at the time of the IPO. As a result, the Company has revised the Pro Forma as Adjusted information and disclosures on pages 15, 53-54 of the Form S-1/A.

Condensed Consolidated Financial Statements

Note 7. Stock-based Compensation Expense, page F-20

4.	We note that in March 2024, you granted 5,028,756 stock options with a grant date fair value of $1.61, and a total fair value of $8.096,298. Please reconcile the total grant date fair value of these options with the stock-based compensation recognized during the period, together with the unrecognized stock-compensation expense as of March 31, 2024 disclosed on page F-22 and revise your disclosures as necessary.

Response:	In response to the Staff’s comment, the Company provides the following reconciliation of total grant date fair value with recognized and unrecognized stock-based compensation and has revised the disclosure on page F-22 of the Form S-1/A accordingly.

	Shares	Service Based	Performance Based	Total	As Reported	As Corrected
Total fair value as reported	5,028,756	$7,562	$534	$8,096	$8,096	$8,096
Recognized SBC for stock options with service conditioned vesting	(4,701,425)	$(7,254)		$(7,254)	$(7,254)	$(7,254)
Total unrecognized SBC	(327,331)	$(308)	$(534)	$(842)
Unrecognized SBC as reported		$308	$25	$333	$(333)	$(333)
Difference, unrecognized SBC		$-	$(509)	$(509)	$-	$(509)
Unrecognized SBC as corrected and reported						$(842)

Securities and Exchange Commission

July 22, 2024

Consolidated Financial Statements

Note 7. Stock-based Compensation Expense, page F-53

5.	In your response to prior comment 3, you indicate that there was an error in the weighted average exercise price of options granted in 2022. However, the table on page F-55 continues to include a weighted average exercise price of $1.66 as opposed to $0.53. Please revise your disclosure here and on page II-2 accordingly.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page F-56 of the Form S-1/A.

*       *       *

Securities and Exchange Commission

July 22, 2024

As it is the goal of the Company to have the Form S-1 declared effective as soon as possible, the Company would greatly appreciate the Staff’s review of the Form S-1 as promptly as practicable. If the Staff has any questions with respect to the foregoing, please contact the undersigned at (212) 326-0820.

Very truly yours,

/s/M. Ali Panjwani
M. Ali Panjwani

cc:	Mr. Paul Kellenberger
zSpace, Inc.